EXHIBIT 99.1

Condensed Consolidated Financial Statements
Student Transportation Inc.
For the three months ended September 30, 2014 and 2013

Student Transportation Inc.
 Unaudited Condensed Consolidated Financial Statements

September 30, 2014

Contents

Unaudited Condensed Consolidated Balance Sheets	1
Unaudited Condensed Consolidated Statements of Operations	2
Unaudited Condensed Consolidated Statements of Comprehensive Loss	3
Unaudited Condensed Consolidated Statements of Shareholders’ Equity	4
Unaudited Condensed Consolidated Statements of Cash Flows	5
Notes to the Unaudited Condensed Consolidated Financial Statements	6

Student Transportation Inc.
 Unaudited Condensed Consolidated Balance Sheets
(000’s of U.S. dollars)

	As at	As at
	September 30, 2014	June 30, 2014
Assets
Current assets:
Cash and cash equivalents	$1,224	$10,858
Accounts receivable, net of allowance for doubtful accounts of
$108 and $152 at September 30 and June 30, 2014, respectively	57,092	44,035
Inventory	3,882	3,858
Prepaid expenses	13,338	9,619
Other current assets	15,311	8,484
Total current assets	90,847	76,854

Other assets	22,060	20,883
Property and equipment, net	244,529	231,352
Oil and gas interests, net	7,832	7,871
Other intangible assets, net	66,091	67,720
Goodwill	139,023	139,158
Total assets	$570,382	$543,838

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$1,335	$1,656
Accrued expenses and other current liabilities	60,192	48,682
Current portion of long-term debt	-	200
Total current liabilities	61,527	50,538

Long-term debt	309,137	273,898
Asset retirement obligation	445	438
Deferred income tax liability	37,913	41,523
Class B-Series Three common share liability	2,645	2,734
Other liabilities	15,309	15,667
Total liabilities	426,976	384,798

Shareholders' equity
Paid in Share Capital	445,327	443,100
Accumulated deficit	(296,304)	(276,938)
Accumulated other comprehensive loss	(5,617)	(7,122)
Total shareholders’ equity	143,406	159,040
Total liabilities and shareholders’ equity	$570,382	$543,838

See accompanying notes.

Student Transportation Inc.
Unaudited Condensed Consolidated Statements of Operations
(000’s of U.S. dollars, unless specified, except per share amounts)

	Three months ended	Three months ended
	September 30, 2014	September 30, 2013

Revenues	$88,532	$73,140

Costs and expenses:
Cost of operations	78,918	65,593
General and administrative	13,303	10,925
Non-cash stock compensation	770	700
Acquisition expenses	-	66
Depreciation and depletion expense	4,963	4,625
Amortization expense	821	995
Total operating expenses	98,775	82,904

Loss from operations	(10,243)	(9,764)

Interest expense	4,212	3,808
Foreign currency loss	273	265
Unrealized loss (gain) on foreign currency exchange contracts	282	(431)
Non-cash gain on US$ 6.25% Convertible Debentures conversion feature	(188)	(435)
Other (income) expense , net	(1,144)	730
Loss before income taxes	(13,678)	(13,701)
Income tax benefit	(4,923)	(4,909)

Net loss	$(8,755)	$(8,792)
Weighted average number of shares outstanding-basic	82,997,846	81,547,318
Weighted average number of shares outstanding-diluted	104,497,480	94,759,660
Basic and diluted net loss per common share	$(0.11)	$(0.11)
Dividends declared per common share (Cdn$)	$0.14	$0.14

See accompanying notes.

Student Transportation Inc.
 Unaudited Condensed Consolidated Statements of Comprehensive Loss
 (000’s of U.S. Dollars)

	Three months ended	Three months ended
	September 30, 2014	September 30, 2013

Net loss :	$(8,755)	$(8,792)
Other comprehensive income :
Unrealized gain on currency translation adjustments	1,505	910
Other comprehensive income :	1,505	910
Comprehensive loss	$(7,250)	$(7,882)

See accompanying notes.

Student Transportation Inc.
 Unaudited Condensed Consolidated Statements of Shareholders’ Equity
 (000’s of U.S. Dollars)

	Share Capital
	Shares	Amount	Accumulated Other Comprehensive Loss	Accumulated Deficit	Shareholders' Equity
Balance at June 30, 2013	81,358,291	$434,236	$(7,904)	$(231,850)	$194,482
Net loss	-	-	-	(8,792)	(8,792)
Dividends	-	-	-	(11,003)	(11,003)
Common stock issuance	373,081	2,287	-	-	2,287
Other comprehensive income	-	-	910	-	910
Balance at September 30, 2013	81,731,372	$436,523	$(6,994)	$(251,645)	$177,884

Balance at June 30, 2014	82,816,549	$443,100	$(7,122)	$(276,938)	$159,040
Net loss	-	-	-	(8,755)	(8,755)
Dividends	-	-	-	(10,611)	(10,611)
Common stock issuance	354,525	2,227	-	-	2,227
Other comprehensive income	-	-	1,505	-	1,505
Balance at September 30, 2014	83,171,074	$445,327	$(5,617)	$(296,304)	$143,406

See accompanying notes.

Student Transportation Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
 (000’s of U.S. Dollars)

	Three months ended	Three months ended
	September 30, 2014	September 30, 2013
Operating activities
Net loss	$(8,755)	$(8,792)
Adjustments to reconcile net income to net cash used in
operating activities:
Deferred income taxes	(5,077)	(5,087)
Unrealized loss (gain) on forward contracts	282	(431)
Non-cash gain on US$ 6.25% Convertible Debentures conversion feature	(188)	(435)
Unrealized foreign currency (gain) loss	(416)	161
Amortization of deferred financing costs	470	333
Non-cash stock compensation	770	700
Gain on disposal of fixed assets	(304)	(95)
Depreciation and depletion expense	4,963	4,625
Amortization expense	821	995
Changes in current assets and liabilities:
Accounts receivable	(13,388)	(9,856)
Prepaid expenses, inventory and other current assets	(12,734)	(13,015)
Accounts payable	(293)	927
Accrued expenses and other current liabilities	10,923	8,983
Changes in other assets and liabilities	(316)	(120)
Net cash used in operating activities	(23,242)	(21,107)

Investing activities
Business acquisitions, net of cash acquired	-	(5,521)
Payments on seller debt	(200)	-
Purchases of property and equipment	(19,359)	(30,438)
Proceeds on sale of equipment	854	122
Net cash used in investing activities	(18,705)	(35,837)

Financing activities
Redemption of Class B Series Two and Three common shares	(250)	(227)
Financing fees	(496)	-
Common stock dividends	(8,571)	(8,667)
Borrowings on credit facility	49,850	77,575
Payments on credit facility	(8,200)	(16,800)
Net cash provided by financing activities	32,333	51,881

Effect of exchange rate changes on cash	(20)	99
Net decrease in cash and cash equivalents	(9,634)	(4,964)
Cash and cash equivalents at beginning of period	10,858	6,929
Cash and cash equivalents at end of period	$1,224	$1,965

See accompanying notes.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

1.  General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario.  STI together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI the “Issuer”), completed an Initial Public Offering (the “IPS Offering”) on December 21, 2004 through the issuance of  income participating securities (“IPSs”).  Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the “Subordinated Notes”).  On December 21, 2009, the Company redeemed the remaining Subordinated Notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure.  STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”). Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”) (see Note 8).  STI currently holds a 98.6% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit, Inc.

STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. (“STA, Inc.”).  The Company, through its ownership of STA Holdings and Parkview Transit Inc., is the third largest provider of school bus transportation services in North America.

2. Basis of Presentation

These interim condensed consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial reporting and as such, do not contain all the disclosures required by US GAAP for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2014.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (including normal recurring adjustments) necessary to present fairly the Company’s financial position at September 30, 2014. The operating results for the interim period presented are not necessarily indicative of the operating results that may be expected for the full year. All significant intercompany accounts and transactions have been eliminated in consolidation.

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. The first three months of the fiscal year includes July and August, two months for which most schools are closed for summer break. Since schools are not in session, there is minimal school bus transportation revenue. Depreciation of fixed assets occurs in the months

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to generally match the vehicles’ usage.

Recently Adopted Accounting Standards

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss or a Tax Credit Carryforward Exists.  This ASU provides for the presentation of all or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward unless such balances are not available at the reporting date at which point the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The Company adopted this standard prospectively for all unrecognized tax benefits that existed beginning in the first quarter of fiscal 2015.  This presentation is consistent with how the Company is currently presenting unrecognized tax benefits; therefore the adoption of this standard did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Standards

In January 2014, the FASB issued ASU 2015-05, Service Concession Arrangements.  This ASU applies to an operating entity of a service concession arrangement entered into with a public-sector entity grantor when the arrangement meets both of the following conditions: (i) the grantor controls or has the ability to modify or approve the services that the operating entity must provide with the infrastructure, to whom it must provide them and at what price and (ii) the grantor controls, through ownership, beneficial entitlement, or otherwise, any residual interest in the infrastructure at the end of the term of the arrangement. This is effective for annual periods beginning after December 15, 2014 (including interim periods within those fiscal years) and should be applied on a modified retrospective basis to service concession arrangements in existence at the beginning of the fiscal year of adoption. The Company is required to adopt this standard for the first quarter of fiscal 2016.  Early adoption is permitted.  The Company is currently evaluating the requirements of this ASU to determine the impact on our consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, an update modifying the criteria under which asset disposal activities qualify for presentation as a discontinued operation. The amendment restricts presentation as a discontinued operation to disposals that represent a strategic shift that has, or will have, a major effect on an entity's operations and financial results. The amendments in this update are to be applied prospectively to all disposals or classifications as held for sale of components of an entity. The Company is required to adopt this standard for the first quarter of fiscal 2016. Early adoption is permitted, but only for disposals or classifications as held for sale that have not been reported in financial statements previously issued. This standard will not have an impact on our consolidated financial statements.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

In May 2014, the FASB issued ASU 2014-09, Revenue From Contracts With Customers.  This new revenue recognition standard will supersede most existing revenue recognition guidance and is intended to improve revenue recognition and related financial reporting requirements.  The standard will require companies to review contract arrangements with customers and ensure that all separate performance obligations are properly recognized in the compliance with the new guidance. The standard allows for either “full retrospective” or “cumulative effect” adoption.  The standard is effective for the Company on July 1, 2017 with early adoption prohibited. The Company is currently assessing whether the adoption of this guidance will have a significant impact on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which requires an entity to evaluate whether conditions or events, in the aggregate, raise substantial doubt about the entity's ability to continue as a going concern for one year from the date the financial statements are issued or are available to be issued. The guidance is effective for the annual period ending after December 15, 2016 and for annual and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements, but currently does not anticipate this standard having a significant impact.

3.  Business Combinations

The Company did not complete any business acquisitions during the first three months of fiscal 2015.

2014 Acquisitions

Atlantic Express Transportation Corporation

On February 10, 2014, the Company closed the acquisition of certain assets and contracts in California from Atlantic Express Transportation Corporation (“AE”). STI's subsidiary School Wheels Direct (“SWD”) managed the California operations from January 10, 2014 to February 9, 2014. Earnings of the acquired company were included in the Company’s results of operations from February 10, 2014.  The aggregate purchase price of these assets was approximately $17.2 million.

Current assets, less current liabilities	$294
Property and equipment	19,807
Intangible assets	1,736
Deferred taxes	(1,841)
Fair value of net assets acquired	$19,996

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3.  Business Combinations (continued)

The purchase price consisted of $17.2 million in cash.  Identifiable intangible assets consisted of contracts rights of $1.7 million that will be amortized over 20 years. Approximately $0.2 million of acquisition-related costs were recognized as an expense in the statement of operations during fiscal year 2014.

AE filed for protection under the federal bankruptcy protection rules.  The SWD management services contract and the agreement to acquire the California assets of AE, including vehicles and school contracts, were both approved by the bankruptcy court. The purchase price was lower than the fair market value of the business acquired.   Therefore, the Company recognized a gain of approximately $2.8 million, net of tax, which was included in the consolidated statement of operations for fiscal year 2014.

Williams Bus Line Co.

On August 27, 2013, the Company closed its acquisition of all of the outstanding common stock of Williams Bus Lines Co., (“Williams”), located in Wilkes Barre, Pennsylvania. Earnings of the acquired company were included in the Company’s results of operations from August 27, 2013. The aggregate purchase price of this acquisition was $3.4 million.

Current assets, less current liabilities	$29
Property and equipment	1,343
Deferred Taxes	(525)
Subtotal	847
Goodwill	2,557
Total	$3,404

The purchase price consisted of $3.4 million in cash. Approximately forty-seven thousand dollars of acquisition-related costs were recognized as an expense in the statement of operations during the fiscal year 2014. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition was deductible for tax purposes.

Scholastic Bus Co.

On July 23, 2013, the Company closed its acquisition of all of the outstanding common stock of Scholastic Bus Co., (“Scholastic”), located in Fairlawn, New Jersey. Earnings of the acquired company were included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $2.4 million.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3.  Business Combinations (continued)

Current assets, less current liabilities	$298
Property and equipment	2,104
Deferred taxes	(772)
Subtotal	1,630
Goodwill	803
Total	$2,433

The purchase price consisted of $2.2 million in cash and $0.2 million in deferred payments. Approximately twenty-seven thousand dollars of acquisition-related costs were recognized as an expense in the statement of operations during fiscal year 2014. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition was deductible for tax purposes.

The amount of revenue and earnings associated with the 2014 Williams and Scholastic acquisitions included in the 2014 consolidated statement of operations for the three months ended September 30, 2013, have not been presented due to the immaterial impact of these acquisitions.

The amount of revenue and earnings associated with the 2014 acquisitions included in the 2015 statement of operations are as follows:

Three months ended September 30, 2014
	AE	All others	Total
Revenue	$5,494	$583	$6,077
Net income	246	(13)	233

The following unaudited pro forma financial information combines the consolidated results from operations as if all of the 2014 acquisitions had occurred as of July 1, 2013.  Pro forma adjustments include the adjustment for amortization on acquired intangibles and the adjustment to record the tax impact on the pro forma financial results. The unaudited results are as follows:

	Pro Forma Basis for three months
	Ended September 30, (unaudited)
	2014	2013

Revenue	$88,532	$78,751
Net loss	(8,755)	(8,727)
Basic and diluted net loss per common share	$(0.11)	$(0.11)

The pro forma financial information is not necessarily indicative of operating results that would have occurred had the 2014 acquisitions been consummated as of July 1, 2013, nor is it indicative of future operating results.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

4.  Debt

Indebtedness of the Company includes the following:

	Amounts Outstanding at
	September 30, 2014		June 30, 2014
	Current	Long Term	Current	Long Term
Third Amended and Restated Credit Agreement
Revolving credit facility	$-	$103,181	$-	$62,436
Convertible Debentures	-	170,956	-	176,462
Senior Secured Notes	-	35,000	-	35,000
Promissory notes due to former owners	-	-	200	-
	$-	$309,137	$200	$273,898

On August 19, 2014, the Company entered into an amendment under the Credit Agreement. The amendment increased commitments to $225.0 million from the current $165.0 million, extended the $100.0 million accordion feature and extended the maturity date of the Credit Agreement to August 19, 2019, or if earlier, 90 days prior to the maturity of the Senior Secured Notes.  The increase in the size of the facility resulted from the addition of two new lenders to the bank group and certain existing lenders increasing their commitments.

The Company expects to be able to repay, renew or refinance its various loan facilities and Convertible Debentures as they become due at then current market rates.

The Company was in compliance with all debt covenants related to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes at September 30, 2014.

5.   Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. At September 30, 2014 there are no preferred shares issued and outstanding.

Pursuant to its Dividend Reinvestment Plan (the “Plan”), the Company issued 354,525 and 373,081 common shares having an approximate value of $2.2 million and $2.3 million during the  three months ended September 30, 2014 and 2013, respectively. These have been recorded as a non-cash financing activity. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company.  The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.

Common shares issued and outstanding are 83,171,074 at September 30, 2014.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

5.   Common Shares (continued)

The changes in accumulated other comprehensive loss is as follows:

	2014	2013

Balance at June 30,	$(7,122)	$(7,904)
Foreign currency translation	1,505	910
Current period comprehensive income	1,505	910
Balance at September 30,	$(5,617)	$(6,994)

There were no reclassifications out of accumulated other comprehensive loss.

6. Loss per Share

The following table sets forth the basic and diluted weighted average share amounts:

	Three months ended	Three months ended
	September 30, 2014	September 30, 2013
Weighted-average shares outstanding-basic	82,997,846	81,547,318
Potential dilutive effect of shares to be issued
to settle the debentures	21,499,634	13,212,342
Weighted-average shares outstanding-diluted	104,497,480	94,759,660

The computations for basic and diluted loss per common share are as follows:

	Three months ended	Three months ended
	September 30, 2014	September 30, 2013
Net loss -basic	$(8,755)	$(8,792)
Add back: Interest expense on debentures (net of tax)	1,696	1,072
Net loss used for diluted earnings per share	(7,059)	(7,720)

Basic loss per share	$(0.11)	$(0.11)
Diluted loss per share	$(0.11)	$(0.11)

The conversion of the convertible debentures is anti-dilutive for the three months ended September 30, 2014 and 2013.

Potential dilution arising from the conversion of the convertible debentures for both the three months ended September 30, 2014 and 2013 were excluded from the weighted average diluted shares outstanding, as their effect was anti-dilutive.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

7. Income taxes

The effective rate for income taxes was 36.0% and 35.8% for the three months ended September 30, 2014 and 2013, respectively. As of September 30, 2014, the gross amount of unrecognized tax benefit remained unchanged from the June 30, 2014 balance of $1.7 million.

8. Stock Based Compensation

The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005.  As part of the 2005 EIP plan formation, the shareholders approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, at the annual general meeting, the shareholders of the Company approved an increase in the allotted number of Class B Series Two common shares available for issuance under the EIP by 1,446,291.  Pursuant to the STA Holdings amendment discussed below, the majority of this additional allotment was converted into Class B Series Three shares.  All of these shares have been granted to management.  These shares are accounted for as a liability upon issuance, as a result of a put option they contain.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued and those to be issued subsequent to the end of the IPS structure.  Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP, subsequent to March 5, 2010. On November 8, 2012, an additional allotment of 2,265,000 Class B Series Three common shares was approved by the shareholders. The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares.

Pursuant to the liquidity provisions of the EIP, all Class B Series Two common shares historically granted, that remain outstanding, are available to be “put” back to the Company, while the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.  All new share awards under the EIP will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.

Class B shares granted are fully vested on the grant date.  These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and dividends on the Class B Series Two and Class B Series Three common shares are recorded as a

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock Based Compensation (continued)

component of other (income) expense, in the consolidated statement of operations. The Company recorded income of $0.6 million and an expense of $0.5 million for the three months ended September 30, 2014 and 2013, respectively, associated with the change in fair value on the Class B shares.  The Company recorded $0.2 million in dividend payments for both of the three months ended September 30, 2014 and 2013, which are recorded as a component of other expense, in the consolidated statement of operations.

The following tables summarize the Class B Series Two common shares redeemed and shares outstanding pursuant to the EIP:

	For the three months ended September 30, 2014
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2014	251,915	(190,449)	61,466
No redemptions	-	-	-
Shares outstanding at September 30, 2014	251,915	(190,449)	61,466

The fair value of the Class B Series Two common shares outstanding at September 30, 2014 represents a liability of $0.6 million all of which is recorded in other current liabilities. This amount represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.

	For the three months ended September 30, 2013
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2013	254,965	(190,449)	64,516
Redemptions	(3,050)	-	(3,050)
Shares outstanding at September 30, 2013	251,915	(190,449)	61,466

Pursuant to the liquidity provision of the EIP plan, 3,050 shares were “put” back to the Company during the three months ended September 30, 2013 for which the Company paid approximately thirty one thousand dollars. The fair value of the Class B Series Two common shares outstanding at September 30, 2013 represents a liability of $0.6 million all of which is recorded in other current liabilities. This amount represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP:

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock Based Compensation (continued)

	For the three months ended September 30, 2014
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2014	2,071,993	(666,151)	1,405,842
Grants	116,102	(37,720)	78,382
Redemptions	(39,063)	-	(39,063)
Shares outstanding at September 30, 2014	2,149,032	(703,871)	1,445,161

The Company recognized $0.8 million in non-cash stock based compensation expense related to the above grants during the three months ended September 30, 2014, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 39,063 shares were “put” back to the Company during the three months ended September 30, 2014 for which the Company paid $0.3 million. The fair value of the Class B Series Three common shares outstanding at September 30, 2014 represents a liability of $9.0 million, of which $6.4 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.  The remaining balance is recorded in Class B Series Three common share liability.

	For the three months ended September 30, 2013
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2013	1,634,452	(470,862)	1,163,590
Grants	116,509	(37,691)	78,818
Redemptions	(30,900)	-	(30,900)
Shares outstanding at September 30, 2013	1,720,061	(508,553)	1,211,508

The Company recognized $0.7 million in non-cash stock based compensation expense related to the above grants during the three months ended September 30, 2013, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 30,900 shares were “put” back to the Company during the three months ended September 30, 2013 for which the Company paid $0.2 million. The fair value of the Class B Series Three common shares outstanding at September 30, 2013 represents a liability of $7.7 million, of which $5.3 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.  The remaining balance is recorded in Class B Series Three common share liability.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.  Financial Instruments

The Company’s financial assets and financial liabilities are as follow:

	As at	As at
	September 30, 2014	June 30, 2014

Cash	$1,224	$10,858

Accounts receivable	$57,092	$44,035

Accounts payable	$1,335	$1,656
Other accrued liabilities	52,863	41,382
Class B Series Two and Three share liability	9,609	9,951
Long-term debt	309,137	274,098
Conversion right on 6.25% Convertible Debentures	65	236
Derivative financial instrument	365	83
Other long term liabilities	15,244	15,431
	$388,618	$342,837

The carrying amounts of cash, accounts receivable, accounts payable, and other accrued liabilities approximate fair value because of the short-term maturity of these items. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates fair value. Foreign currency exchange contracts are measured at fair value based on appropriate valuation methodologies. The fair value of the Class B Series Two common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation plus Cdn $3.847 (reflecting the equivalent value of the Subordinated Note component of the IPS) and the fair value of the Class B Series Three common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation. Other long term liabilities consist primarily of insurance reserves which are valued upon actuarial analysis.

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act.  In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

The fair values of the Company’s financial assets and liabilities measured on a recurring basis were categorized as follows:

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.  Financial Instruments (continued)

As at September 30, 2014
	Level 1 (a)	Level 2 (b)	Level 3 (c)	Total

Foreign currency exchange contracts	$-	$365	$-	$365
Interest rate swap	-	177	-	177
Class B Series Two and Three common share liability	-	9,609	-	9,609
Conversion right on US$ 6.25% Convertible Debentures	-	-	65	65
	$-	$10,151	$65	$10,216

As at June 30, 2014
	Level 1 (a)	Level 2 (b)	Level 3 (c)	Total

Foreign currency exchange contracts	$-	$83	$-	$83
Interest rate swap	-	408	-	408
Class B Series Two and Three common share liability	-	9,951	-	9,951
Conversion right on US$ 6.25% Convertible Debentures	-	-	236	236
	$-	$10,442	$236	$10,678

(a) Quoted prices in active markets for identical assets or liabilities
(b) Observable inputs other than quoted prices in active markets for similar assets or liabilities
(c) No observable pricing inputs in the market

The following tables summarize the changes in the Company’s level 3 financial instrument for the three months ended September 30, 2014 and 2013, respectively.

Conversion rights on US$ 6.25% Convertible Debentures
For the three months ended September 30,	2014	2013

Balance at June 30,	$236	$954
Total unrealized (gain):
Non-cash (gain) on conversion feature	(188)	(435)
FX impact on conversion feature	17	(2)
Balance at September 30,	$65	$517

The decrease in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which decreased to 14.5% from 17.5% in the three months ended September 30, 2014. The decrease in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which decreased to 20.0% from 23.0% in the three months ended September 30, 2013.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.  Financial Instruments (continued)

The Company uses a binomial model to fair value the conversion rights on the US$ 6.25% Convertible Debentures due June 30, 2018 which takes into account the Company’s stock price volatility, the bond yield and other market factors. This is considered a level 3 value due to the sensitivity of the model to movements in volatility which is not directly observable.  The change in fair value of the conversion rights led to income of $0.2 million and $0.4 million in the condensed consolidated statement of operations for the three months ended September 30, 2014 and 2013, respectively.

There were no transfers within the fair value hierarchy during the three months ended September 30, 2014.

Interest Rate Risk

The Company’s interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest. The Company manages its interest rate exposure by using a combination of fixed and variable rate debt as well as through an interest rate swap that the Company has in place for a notional amount of $50.0 million of credit facility borrowings. The swap has not been designated as a hedge for accounting purposes therefore the changes in fair value of the interest rate swap are recorded in the condensed consolidated statement of operations. The Company recorded a non cash gain for the three months ended September 30, 2014, of $0.2 million in connection with the changes in fair value of the swap, which is included in the consolidated statement of operations as a component of interest expense. The value of the interest rate swap represents a liability of $0.2 million as at September 30, 2014.  The Company has secured fixed rate financing in the form of its Senior Secured Notes and its Convertible Debentures.

Foreign Currency Exchange Risk

The Company manages the exposure to currency fluctuations through foreign currency exchange contracts.  In order to mitigate the impact of fluctuations in exchange rates between the Canadian dollar and the U.S. dollar, the Company has entered into Canadian dollar / U.S. dollar exchange contracts which covers approximately 33% of the anticipated dividends and interest payable in Canadian dollars through May 2015.  The Cdn$ 6.75% Convertible Debentures due June 30, 2015 and the Cdn$ 6.25% Convertible Debentures due June 30, 2019 are denominated and payable, upon maturity, in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of these debentures upon maturity.

STA Holdings has 8 monthly forward foreign exchange contracts (the “Forward Contracts”) outstanding at September 30, 2014, under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.  Financial Instruments (continued)

At September 30, 2014, the Company had the following outstanding contracts relating to dividend and interest payments:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)

Oct 2014- May 2015	8	9.1	9.8	1.0776

The Forward Contracts do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Forward Contracts is recorded in the condensed consolidated statement of operations. The Company has the right of offset on the foreign currency exchange contacts which are executed with the same counterparty under a master netting agreement.  The Company recorded a non cash loss of $0.3 million for the three months ended September 30, 2014 and a non cash gain of $0.4 million for the three months ended September 30, 2013, in connection with the changes in fair value of the Forward Contracts, which is included in the condensed consolidated statement of operations in unrealized loss on Forward Contracts. The value of the Forward Contracts represents a liability of $0.4 million as at September 30, 2014.

The Company uses cash flows from its Canadian operations to partially mitigate the exchange rate risk on the common share dividends and the Convertible Debentures interest payments.

Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. The Company recorded a loss of $0.3 million on the translation of its monthly dividends into U.S. dollars (which included the liquidation of the monthly currency contracts used to hedge the dividends) during the three months ended September 30, 2014. Both of these transactions are recorded in foreign currency gain in the condensed consolidated statements of operations.

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations.  The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing.  The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions.  As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.  Financial Instruments (continued)

Receivables from the transportation segment are secured by the creditworthiness of local municipalities and governmental agencies.  The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas segment are due from reputable general partners operating large partnerships in the oil and gas industry.

10. Segment Information

The Company has two reportable segments, a transportation segment and an oil and gas segment. The Company reassesses its reportable segments at least annually. The transportation segment provides school transportation and management services to public and private schools in both the United States and Canada. The accounting policies of the segments are the same as those described in the basis of presentation.  There are no inter-segment sales.

Reportable operating segments:

	For the three months ended	For the three months ended
	September 30, 2014	September 30, 2013
Revenue
Transportation	$87,391	$71,989
Oil and gas	1,141	1,151
	$88,532	$73,140
Operating (loss) earnings
Transportation	$(10,420)	$(10,098)
Oil and gas	177	334
	(10,243)	(9,764)
Unallocated expenses	3,435	3,937
Benefit for taxes	(4,923)	(4,909)
Net loss	$(8,755)	$(8,792)

	As at	As at
	September 30, 2014	June 30, 2014
Total Assets
Transportation	$560,831	$534,522
Oil and gas	9,551	9,316
	$570,382	$543,838

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

11. Related Party Transactions

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts.  The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO. Beginning in fiscal year 2015, the fleet procurement and disposal services are provided for an annual fee including a retainer amount plus a commission per vehicle amount not to exceed $0.5 million per annum. Prior to fiscal year 2015, these services were provided on a non contractual basis. The Company paid the transportation equipment dealer $0.5 million and $0.6 million for the three months ended September 30, 2014 and 2013, respectively.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

12.  Commitments and Contingencies

During the three months ended September 30, 2014, the Company entered into additional operating leases with seven major financial institutions to lease approximately $73.6 million in growth and replacement school vehicles for the 2014-2015 school year.  The term of these leases is six years at effective fixed rates in the range of 2.7% to 4.4%.  Annual lease payments on these additional leases will approximate $10.6 million per year for the term of the leases.

Litigation

The Company is, from time to time, a party to litigation that arises in the normal course of its business operations.  Although litigation is inherently unpredictable, the Company is not presently a party to any such litigation that the Company believes could reasonably be expected to have a material adverse effect on its business.

13.  Additional Financial Information

Select additional financial information consists of the following:

Balance Sheet Information

	As at	As at
	September 30, 2014	June 30, 2014
Prepaid Expenses
Prepaid Insurance	$7,936	$6,924
Other	5,402	2,695
	$13,338	$9,619

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

13.  Additional Financial Information (continued)

	As at	As at
	September 30, 2014	June 30, 2014
Other Current Assets
Fuel Tax Receivable	$953	$1,249
Accrued Revenue	12,191	3,696
Other	2,167	3,539
	$15,311	$8,484
Accrued Expenses and Accounts Payable
Accrued Accounts Payable	$7,740	$8,711
Dividends Payable	13,929	14,255
Insurance	7,325	7,532
Wages and Benefits	13,227	6,237
Class B Shares	6,964	7,217
Taxes Payable	768	1,335
Other	10,239	3,395
	$60,192	$48,682

14. Subsequent Events

On October 2, 2014, STA Holdings granted 350,000 Class B Series Three common shares pursuant to the EIP.  The Company will recognize a non-cash stock based expense related to these grants during the quarter ended December 31, 2014.

On October 3, 2014, the Company entered into three additional monthly forward foreign exchange contracts at a rate of Cdn $1.1265 to hedge approximately Cdn $1.2 million of the monthly dividend distributions from June 2015 through August 2015.

On October 21, 2014 the Company announced that the Toronto Stock Exchange (the “Exchange”) had approved its notice of intention to renew its normal course issuer bid for a portion of its common shares (“Common Shares”) as appropriate opportunities arise. The Company was permitted to commence purchasing Common Shares under the renewed normal course issuer bid on or about October 24, 2014.  Pursuant to the notice, the Company is permitted to acquire up to a maximum amount of Common Shares equal to the lesser of 4,158,553 Common Shares or the number of Common Shares that can be purchased for an aggregate purchase price of Cdn $5.0 million in the twelve month period commencing October 24, 2014 and ending on October 23, 2015.

During October 2014, the Company entered into additional operating leases with three major financial institutions to lease approximately $2.3 million in growth and replacement school vehicles for the 2014-2015 school year. The term of these leases is six years at effective fixed rates in the range of 3.2% to 4.1%.  Annual lease payments on these additional leases will approximate $0.3 million per year for the term of the leases.